UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

FANSTEEL, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

307260208

(Cusip Number)

Joseph J. Selinger, Jr., Esq. of Tobin, Carberry, O'Malley, Riley & Selinger, P.C.
43 Broad Street, New London, CT 06320; (860) 447-0335

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⚪

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS L. M. Levie		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ⭕ (b) ✖		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ⭕		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,163
	8	SHARED VOTING POWER NA
	9	SOLE DISPOSITIVE POWER 1,039,163
	10	SHARED DISPOSITIVE POWER NA
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,163		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ⭕		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

Item 1. Security and Issuer

This Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Fansteel, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 570 Lake Cook Road, Suite 200, Deerfield, Illinois 60015.

Item 2. Identity and Background

(a)   L. M. Levie.

(b)   The Reporting Person's business address is 1465 East Putnam Avenue, Suite 229, Greenwich, CT 06870.

(c)   The Reporting Person is President of Greenwich Investment Company LLC.

(d)   The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Greenwich Investment Company LLC owns 1,039,163 shares of Common Stock (the "Shares"), all of which were purchased with corporate funds for an aggregate purchase price of $103,916.30 or $0.10 per share.

Item 4: Purpose of Transaction

The transaction was effected for investment purposes. The Reporting Person may discuss Company matters with various parties, including management, directors, shareholders, or company advisors. Such matters may include finances, operations, corporate governance, control, board composition, capitalization, charter, bylaws, listing and delisting, going private and other issues. Greenwich Investment Company LLC or its affiliates may purchase additional shares of the Company or sell some or all of the shares in open market transactions or privately negotiated transactions. It is conceivable that any such discussions or additional purchases of shares could result in a change of control of the Company.

Item 5. Interest in Securities of the Issuer

(a)   The Reporting Person is the beneficial owner of the Shares. Based upon the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Shares represent approximately 30.3% of the total number of outstanding shares of Common Stock.

(b)   As President and managing member of Greenwich Investment Company LLC, the Reporting Person has complete voting or dispositive power over the Shares.

(c)   During the past 60 days, Greenwich Investment Company LLC acquired the Shares. On April 1, 2008, Greenwich Investment Company LLC purchased 773,735 shares of Common Stock from Pension Benefit Guaranty Corporation, in a privately negotiated transaction for $0.10 per share. On April 3, 2008, the Reporting Person purchased 132,714 shares of Common Stock from Edward P. Evans in a privately negotiated transaction for $0.10 per share. On that same date, Greenwich Investment Company LLC purchased 132,714 shares of Common Stock from Charles J. Queenan, Jr. in a privately negotiated transaction for $0.10 per share.

(d)   Not Applicable

(e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7. Material to Be Filed as Exhibits

None

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2008   /s/ Leonard Levie